March 8, 2013

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief

Re:	Mobile Vault, Inc. Form 10-K for the fiscal year ended May 31, 2012 Filed July 24, 2012 Form 10-K/A for the fiscal year ended May 31, 2012 Filed February 27, 2013 File No. 333-175158

Mr. Krikorian:

This letter responds to comments of the Staff (the  “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Mobile Vault, Inc. (the  “Company”) dated March 6, 2013 regarding the above-referenced Form 10-K (as amended).

•	The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Company acknowledges that the staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company acknowledges that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff Comments.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (530) 409-3181.

Sincerely,

/s/ Danielle Olsen

Ms. Danielle Olsen

Chief Executive Officer

Enclosure